                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Chart House Enterprises, Inc.
                         -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   160902102
                                 --------------
                                 (CUSIP Number)


                                Alisa M. Singer
                            Rosenberg & Liebentritt
                      Two North Riverside Plaza, Suite 600
                            Chicago, Illinois  60606
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               March 10, 1997
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

     Check the following box if a fee is being paid with the statement [__].




                               Page 1 of 71 Pages
                        Exhibit Index Appears on Page 11

                                  SCHEDULE 13D

CUSIP No.     160902102


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Chart House Investors, LLC
   36-4141805

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [__]
                                                     (b) [__]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [__]


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                 7.  SOLE VOTING POWER

NUMBER OF            1,641,750
 SHARES          8.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
  EACH           9.  SOLE DISPOSITIVE POWER
REPORTING
 PERSON              1,641,750

                 10. SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,641,750

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [__]
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%

14.  TYPE OF REPORTING PERSON

     OO


                               Page 2 of 71 Pages

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ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.01 per share ("Common Stock") of Chart House Enterprises, Inc. (the "Issuer"). The Issuer has its principal executive offices at 115 South Acacia Avenue, Solana Beach, California 92057.


ITEM 2. IDENTITY AND BACKGROUND.

        (a-c) This Statement is being filed by Chart House Investors, LLC, a Delaware limited liability company ("CHI"). The members of CHI are Alphabet Partners, an Illinois general partnership ("Alphabet"), ZFT Partnership, an Illinois general partnership ("ZFT"), and HHS Partnership, a Florida general partnership ("HHS"). ZFT is the managing member of CHI. Additional information concerning Alphabet, ZFT and HHS is set forth in Appendix A hereto.

     The principal business of CHI is investment in the securities of the Issuer. Alphabet and ZFT are general investment partnerships. The business address of CHI, Alphabet and ZFT is Two North Riverside Plaza, Chicago, Illinois 60606. HHS is a general investment partnership. The business address of HHS is 222 West Comstock, Winter Park, Florida 32789.

        (d) and (e) Neither CHI, nor, to the best knowledge of CHI, any of Alphabet, ZFT, HHS, or any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CHI acquired the 1,641,750 shares of the Common Stock to which this Statement relates from the Issuer (the "Initial Shares") on March 10, 1997, pursuant to a Stock Purchase and Sale Agreement, dated as of March 10, 1997 (the "Stock Purchase Agreement"), among the Issuer, CHI and, solely for purposes of Section 4.13 of the Stock Purchase Agreement (relating to the guaranty of CHI's obligations under the Stock Purchase Agreement), Alpha/ZFT Partnership, an Illinois general partnership of which Alphabet and ZFT are the general partners ("Alpha/ZFT"). The membership interests in CHI presently held by Alphabet and ZFT were previously held by Alpha/ZFT. Subsequent to execution of the Stock Purchase Agreement, such membership interests in CHI were assigned by Alpha/ZFT to Alphabet and ZFT. The Stock Purchase Agreement is attached hereto as



                               Page 3 of 71 Pages

Exhibit 1 and is incorporated herein by reference. Pursuant to the Stock Purchase Agreement, CHI has paid to the Issuer for the Initial Shares the amount of $5.75 per share, for a total consideration of $9,440,063, the source of which was capital contributions to CHI by the members of CHI.

     As described below, CHI has agreed to acquire an additional 1,758,250 shares of Common Stock from the Issuer (the "Additional Shares"), subject to the satisfaction of certain conditions precedent, pursuant to the Stock Purchase Agreement. It is anticipated that the acquisition of the Additional Shares will be consummated on or before September 30, 1997. Pursuant to the Stock Purchase Agreement, CHI will pay to the Issuer for the Additional Shares the amount of $5.75 per share, for a total consideration of $10,109,937, the source of which will be capital contributions to CHI from the members of CHI.


ITEM 4. PURPOSE OF THE TRANSACTION.

     CHI's acquisition of the Initial Shares was, and CHI's anticipated acquisition of Additional Shares will be, effected for the purpose of investing in the Issuer.

     Pursuant to the Stock Purchase Agreement, CHI agreed to purchase from the Issuer, and the Issuer agreed to sell to CHI, the Additional Shares at a price of $5.75 per share, for a total consideration of $10,109,937. The purchase and sale of the Additional Shares is to occur on the third business day following the satisfaction or waiver of certain conditions including, without limitation, the approval, by a majority of votes cast by holders of the Issuer's Common Stock (provided that holders of a majority of the outstanding Common Stock of the Issuer vote on such proposal), of the issuance of the Additional Shares. The purchase and sale of the Additional Shares may be abandoned (a) at the election of CHI if (1) a bona fide definitive proposal with respect to a "Competing Transaction" which has a value per share of Common Stock in excess of $5.75 is presented to the Issuer and publicly announced prior to the vote of the Issuer's stockholders on the proposal to issue the Additional Shares to CHI, and the purchase and sale of the Additional Shares has not occurred on or before September 30, 1997, (2) there is a "Superior Proposal Event," or (3) if the purchase and sale of the Additional Shares does not occur on or before September 30, 1997, unless such failure to occur is due to the failure of CHI to perform its obligations under the Stock Purchase Agreement; (b) at the election of CHI or the Issuer, if the Issuer's stockholders fail to adopt the proposal to sell the Additional Shares to CHI; or (c) at the election of the Issuer, in the event it receives a "Superior Proposal." For purposes of the foregoing, (x) the term "Competing Transaction" generally means a disposition of any material part of the assets or capital stock of the Issuer, including, without limitation, any business combination, tender offer or other transaction which would result in the issuance or transfer of a more than 5% equity or voting interest in the Issuer, (y) the term "Superior Proposal" generally means a bona fide proposal for a Competing Transaction that a majority of the independent directors of the Issuer determine provides greater aggregate value to the Issuer or to its stockholders than the transactions contemplated by the Stock Purchase


                               Page 4 of 71 Pages
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Agreement, and (z) the term "Superior Proposal Event" generally means (i) the approval or recommendation by the Issuer's Board of Directors of a Superior Proposal, (ii) the approval or authorization by the Issuer's Board of Directors to enter into an agreement with respect to such Superior Proposal, or (iii) the termination of the Stock Purchase Agreement by the Issuer's Board of Directors at any time following three business days after notifying CHI of a Superior Proposal.

     Under the Stock Purchase Agreement, if CHI shall have elected not to proceed with the purchase of the Additional Shares as set forth in clause
(a)(3) above, or if CHI or the Issuer shall have elected not to proceed with the purchase and sale of the Additional Shares as set forth in clause (b) above and no Competing Transaction shall have been proposed which has a value per share in excess of $5.75, the Issuer will reimburse CHI for out-of-pocket expenses incurred in connection with the transactions contemplated by the Stock Purchase Agreement, but not more than $250,000 in the aggregate. If CHI shall have elected not to proceed with the purchase of the Additional Shares as set forth in clauses (a)(1) or (a)(2) above, CHI or the Issuer shall have elected not to proceed with the purchase and sale of the Additional Shares as set forth in clause (b) above and a bona fide definitive proposal with respect to a Competing Transaction shall have been presented to the Company and publicly announced prior to the vote of the Company's stockholders with respect to the issuance of the Additional Shares to CHI which has a value per share in excess of $5.75, or the Issuer shall have elected not to proceed with the sale of the Additional Shares as set forth in clause (c) above, the Issuer will pay $1,000,000 to CHI, and will not be obligated to reimburse CHI for expenses.

     In connection with the transactions which are the subject of this Statement, CHI, the Issuer and Alpha/ZFT have also entered into a Standstill Agreement, dated as of March 10, 1997 (the "Standstill Agreement"), containing certain agreements as to certain aspects of the relationship between CHI, as a stockholder, and the Issuer. The Standstill Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference.

     Pursuant to the Standstill Agreement, CHI agreed that CHI, Alpha/ZFT and their affiliates will not take any of the following actions prior to June 30, 2002, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively the "Voting Securities") beyond 29.2% of the combined voting power of all such securities, although the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer; (b) sell or otherwise dispose of any Voting Securities to any person or group (other than an affiliate) that would own (to the knowledge of CHI, Alpha/ZFT and their affiliates) more than 5% of the combined voting power of the Issuer's securities; (c) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A


                               Page 5 of 71 Pages
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under the Securities Exchange Act of 1934, as amended) in opposition to a recommendation of a majority of disinterested directors, submit any proposal for the vote of Issuer's stockholders, or seek to advise or influence any other person with respect to the voting of Voting Securities; (d) form, join or participate in any other way in a partnership, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; (e) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; (f) engage in any material transaction with the Issuer; or (g) take any action to seek to circumvent any of the foregoing limitations. Notwithstanding clause (b) above, CHI, Alpha/ZFT and their affiliates are generally permitted to tender Voting Securities of the Issuer beneficially owned by it in connection with certain tender or exchange offers approved by a majority of the disinterested directors of the Issuer.

     Pursuant to the Standstill Agreement, at all times prior to June 30, 2002, CHI is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board of Directors (the "Board") as long as CHI and Alpha/ZFT together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities and, in the event that CHI and Alpha/ZFT together beneficially own less than 15%, but at least 7.5%, of the combined voting power of the Issuer's Voting Securities, CHI shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as CHI is entitled to one or two Board representatives. In accordance with these provisions, Mr. Zell and Mr. Handy have been appointed to the Board effective March 10, 1997.

     Pursuant to the Standstill Agreement, CHI agreed that CHI, Alpha/ZFT and their affiliates would vote their Voting Securities with respect to the election or removal of directors or any other matter that would relate to a possible change of control of the Issuer either (a) in accordance with the recommendations of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by CHI, Alpha/ZFT and their affiliates, vote their securities; provided that (i) CHI may vote in favor of the election or retention of the one or two directors designated by CHI as described in the preceding paragraph, and (ii) CHI, Alpha/ZFT and their affiliates may vote with respect to any matter presented to the Issuer's stockholders that relate to a change of control of the Issuer (1) in favor of such matter if it is recommended by a majority of the Board, or (2) against such matter.

     Pursuant to the Standstill Agreement and subject to certain exceptions, the Issuer granted CHI and Alpha/ZFT certain demand and "piggyback" registration rights in connection with certain permitted sales of shares of Common Stock.


                               Page 6 of 71 Pages
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     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement and the Standstill Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

     CHI intends to continue to review its investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock (in addition to those anticipated to be acquired pursuant to the Stock Purchase Agreement as described above), or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Standstill Agreement described above.

     Except as stated above, CHI does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) To the best knowledge of CHI, there are 9,904,263 shares of Common Stock outstanding as of the date hereof, and after the issuance of the Additional Shares there will be 11,662,173 shares of Common Stock outstanding. As of the date hereof, the 1,641,750 shares of Common Stock beneficially owned by CHI represent approximately 16.6% of the Common Stock issued and outstanding. Subject to the limitations of the Standstill Agreement as described above, CHI has (i) the sole power to vote or to direct the vote of the 1,641,750 shares of Common Stock acquired by it on March 10, 1997; and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

     At the date hereof, neither CHI, nor to the best knowledge of CHI, any of Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto owns any shares of Common Stock (other than shares of Common Stock beneficially owned by CHI, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange
Act).

        (c) During the last sixty days, the only transaction in the Common Stock effected by CHI, or to the best knowledge of CHI, by Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto, was the purchase by CHI of 1,641,750 shares of Common Stock from the Issuer on March 10, 1997 at a price of $5.75 per share.

        (d) No person other than as described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,641,750 issued shares of Common Stock beneficially owned by CHI.



                               Page 7 of 71 Pages
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        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the agreements described herein, neither CHI nor, to the best knowledge of CHI, any of Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Stock Purchase Agreement.

     Exhibit 2 - Standstill Agreement.











                               Page 8 of 71 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                         CHART HOUSE INVESTORS, LLC,
                                         by ZFT Partnership, its managing
                                         member, by one of its general partners




Dated:  March 20, 1997                   By: /s/ Sheli Z. Rosenberg
                                             -----------------------
                                                Name: Sheli Z. Rosenberg
                                                Title: Trustee
















                             Page 9 of 71 Pages

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                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 160902102


ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP: Alphabet Partners is composed of ten trusts created for the benefit of Mr. Zell and his family. Arthur A. Greenberg is the sole trustee of the ten trusts. Mr. Greenberg is a principal in the accounting firm, Greenberg & Pociask, P.C. and an Executive Vice President of Equity Group Investments ("EGI"). Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP: ZFT Partnership is composed of fifteen trusts created for the benefit of Mr. Zell and his family. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of EGI and Equity Financial and Management Company ("EFM") and a principal in the law firm, Rosenberg & Liebentritt, P.C. Mrs. Rosenberg is a citizen of the United States of America.

SAMUEL ZELL: Mr. Zell is Chairman of the Board of Directors of EGI and EFM. Both firms are privately owned affiliated investment management firms. Mr. Zell is also a director of the Issuer. Mr. Zell is a citizen of the United States of America.

HHS PARTNERS, A FLORIDA GENERAL PARTNERSHIP: HHS Partners is composed of three partners: F. Philip Handy, Thomas Gaffney and Robert Saltsman.

F. PHILIP HANDY: Mr. Handy is a private investor. Mr. Handy is also a director of the Issuer. Mr. Handy is a citizen of the United States of America.

THOMAS GAFFNEY: Mr. Gaffney is a private investor. Mr. Gaffney is a citizen of the United States of America.

ROBERT SALTSMAN: Mr. Saltsman is an attorney. Mr. Saltsman is a citizen of the United States of America.






                             Page 10 of 71 Pages
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                                 EXHIBIT INDEX


Exhibit                                                          Page
Number                             Description                  Number

  1                   Stock Purchase and Sale Agreement,          12
                      dated as of March 10, 1997

  2                   Standstill Agreement, dated as of           49
                      March 10, 1997































                             Page 11 of 71 Pages